June 30, 2005

VIA EDGAR FILING AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attention: Jennifer Hardy, Branch Chief

Re:	Entegris, Inc. and Eagle DE, Inc. Registration Statement on Form S-4 (No. 333-124719)

Dear Ms. Hardy:

With respect to the above-referenced Registration Statement on Form S-4 filed by Entegris, Inc. (“Entegris”) and Eagle DE, Inc. (“Eagle DE”) with the Securities and Exchange Commission (the “Commission”), each of Entegris and Eagle DE acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder and hereby respectfully requests, pursuant to Rule 461 under the Act, that the effectiveness of such Registration Statement be accelerated so that it will become effective at 3:30 p.m., Eastern Daylight Time, on June 30, 2005, or as soon thereafter as possible. We respectfully request that you notify us of such effectiveness by a telephone call to Douglas P. Long of Faegre & Benson LLP, our outside counsel, at (612) 766-7212 and that such effectiveness also be confirmed in writing.

Each of Entegris and Eagle DE hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENTEGRIS, INC.		EAGLE DE, INC.

By	/s/ John D. Villas	By	/s/ John D. Villas
	John D. Villas, Chief Financial Officer		John D. Villas, Vice President and Chief Financial Officer